UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RMR Real Estate Income Fund (RIF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76970B101
(CUSIP Number)

Mariner Investment Group, LLC
500 Mamaroneck Avenue, 4th Floor
Harrison, NY 10528
(914) 670-4300
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)

July 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 76970B101

1	NAME OF REPORTING PERSON: Mariner Investment Group, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 51-0661527
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 445,872
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 445,872
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.83%
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 76970B101

ITEM 1. SECURITY AND ISSUER:

RMR Real Estate Income Fund (the "Fund") (cusip: 76970B101)

ITEM 2. IDENTITY AND BACKGROUND:

(a) Mariner Investment Group, LLC

(b) The address of Mariner's principal place of business and principal office is: 500 Mamaroneck Avenue, 4th Floor, Harrison, New York 10528.
(c)Principal business and occupation Investment management for pooled investment vehicles, pension plans, profit sharing plans, charitable organizations, corporations and state or municipal government entities.

(d)None of the Principals of Mariner has been convicted in the past 5 years of any criminal proceeding.

(e)During the last 5 years none of the Principals of Mariner has been party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Each of the Principals is a United States citizen. Mariner is a Delaware Limited Liability Company

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

Mariner, an independent investment advisor, has accumulated 445,872 shares of the Fund on behalf of accounts that are managed by Mariner (the Accounts) under limited powers of attorney, which represents 5.83% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4. PURPOSE OF TRANSACTION:

Mariner has purchased Shares for the Accounts for Investment Purposes. However, Mariner reserves the right to contact management with regard to concerns that they have with respect to the Fund. For example, Mariner has observed shares of the Fund chronically trading at discounts to NAV well in excess of the peer group and the closed-end fund universe. Mariner believes there are several things management of the Fund should do to enhance shareholder value and may communicate with management to encourage such actions. Such actions may include but are not limited to, open market repurchases, tender offers, open ending, liquidation and significant dividend policy changes. Mariner is a registered investment adviser that employs multiple investment strategies on behalf of a variety of client accounts. Notwithstanding that fact, certain investment teams within Mariner employ investment strategies on behalf of certain client accounts, which specifically focus in closed-end funds.

CUSIP No.: 76970B101

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

(a)As of the date of this Report, Mariner represents beneficial ownership of 445,872 shares or 5.83% of the outstanding shares.

(b)Mariner has the sole power to dispose of and to vote all of such Shares.

(c)Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

Date Purchase/Sale Shares Price per Share:
5/18/2015 Purchase 100 20.18
5/18/2015 Purchase 100 20.18
6/5/2015 Purchase 5,686 19.37
6/5/2015 Purchase 5,686 19.37
6/8/2015 Purchase 13,479 19.36
6/8/2015 Purchase 13,478 19.36
6/10/2015 Purchase 160 19.17
6/17/2015 Purchase 3,777 19.10
6/17/2015 Purchase 3,777 19.10
6/18/2015 Purchase 100 19.41
6/30/2015 Purchase 4,712 18.55
6/30/2015 Purchase 2,356 18.55
7/1/2015 Purchase 3,067 18.56
7/1/2015 Purchase 1,533 18.56
7/2/2015 Purchase 733 18.85
7/2/2015 Purchase 367 18.85
7/7/2015 Purchase 8,379 19.00
7/7/2015 Purchase 4,190 19.00
7/8/2015 Purchase 8,101 19.00
7/9/2015 Purchase 720 19.04
7/9/2015 Purchase 360 19.04
7/13/2015 Purchase 5,161 19.16
7/13/2015 Purchase 2,581 19.16
7/14/2015 Purchase 3,157 19.09
7/14/2015 Purchase 1,579 19.09
7/15/2015 Purchase 7,460 19.09
7/15/2015 Purchase 3,730 19.09
7/17/2015 Purchase 10,213 19.31
7/17/2015 Purchase 10,212 19.31
7/20/2015 Purchase 12,269 19.37
7/20/2015 Purchase 12,268 19.37
7/21/2015 Purchase 2,224 19.34
7/21/2015 Purchase 2,223 19.34
7/22/2015 Purchase 100 19.39
7/23/2015 Purchase 21,363 19.31

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and Mariner and between any of them and any other person with respect to any of the Funds securities.

ITEM 7. MATERIALS TO BE FILES AS EXHIBITS:
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mariner Investment Group, LLC

Date: July 24, 2015	By:	/s/ Russell A. Thompson
	Name	Russell A. Thompson
	Title	Chief Compliance Officer and Deputy General Counsel

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).